Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WebTez, Inc.
920 Graves Ave
Oxnard, CA 93030
https://www.modvans.com/

Up to $1,069,994.45 in Class B Non-Voting Common Stock at $5.95
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WebTez, Inc.
Address: 920 Graves Ave, Oxnard, CA 93030
State of Incorporation: GA
Date Incorporated: February 15, 2012

Terms:

Equity

Offering Minimum: $9,996.00 | 1,680 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,994.45 | 179,831 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.95
Minimum Investment Amount (per investor): $101.15

The Company and its Business

Company Overview

ModVans is a Recreational Vehicle (RV) manufacturer based in Ventura, CA. Our focus is on the fastest growing RV segment, Class B RVs. ModVans is an RVIA member and is listed in JD Power's NADA Guides. Our model CV1 camper van is a mass production, multi purpose "soccer mom" compatible RV with good MPG, easy driving, safe and comfortable 2nd row seats with sleek styling for mass market appeal. Our goal is to acquire a percentage of minivan, SUV and pickup truck sales, currently worth over $900 billion/year in the US.

Competitors and Industry

Our biggest direct competitors are Sportsmobile and Colorado Camper Vans. Both companies charge more for fewer features (based on public web site data), have long waiting lists (based on ModVans survey) and, in our opinion, use inferior materials, designs and manufacturing techniques. Most of our initial customers initially contacted both of these companies and ultimately selected ModVans. We believe, the ModVans CV1 is smaller, lighter, easier to drive, more versatile and much less expensive than traditional Class B RVs such as those made by Airstream and Winnebago.

Current Stage and Roadmap

ModVans completed the prototype of its model CV1 camper van in July of 2017. In July of 2018, ModVans established product/market fit by selling over $2.4 million worth of CV1 RVs in 11 months with no money spent on marketing. In June of 2018, ModVans started customer deliveries of production model CV1. In July of 2018, ModVans became cash flow positive. ModVans is currently producing 1-2 CV1s per month.

The Team

Officers and Directors

Name: Peter J. Tezza II

Peter J. Tezza II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
  Dates of Service: February 15, 2012 - Present
  Responsibilities: CEO

- **Position:** Director
  Dates of Service: February 15, 2012 - Present
  Responsibilities: Director

- **Position:** President
  Dates of Service: February 15, 2012 - Present
  Responsibilities: President

Other business experience in the past three years:

- **Employer:** Find My Path
  Title: CTO
  Dates of Service: January 01, 2015 - June 01, 2017
  Responsibilities: CTO

Other business experience in the past three years:

- **Employer:** Jibebuy
  Title: CEO
  Dates of Service: January 01, 2013 - January 06, 2017
  Responsibilities: CEO

Other business experience in the past three years:

- **Employer:** Tripwire
  Title: Engineering Manager / Consultant
  Dates of Service: January 01, 2009 - June 01, 2016
  Responsibilities: Engineering Manager / Consultant

Name: Laura L. Tezza

Laura L. Tezza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and Director of Operations
  Dates of Service: October 13, 2017 - Present
  Responsibilities: Director of Operations

- **Position:** Director
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Director

- **Position:** CFO
  Dates of Service: October 13, 2018 - Present
  Responsibilities: CFO

- **Position:** Secretary
  Dates of Service: October 13, 2018 - Present
  Responsibilities: Secretary

Other business experience in the past three years:

- **Employer:** KMJ Accounting Services
  Title: Associate
  Dates of Service: January 01, 2017 - October 13, 2017
  Responsibilities: Accounting for KMJ clients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non Voting shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each

investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the RV industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

All of the Class A Voting Common Stock is held by Peter Tezza and Laura Tezza. The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that ModVans model CV1 is a good idea, that the team will be able to successfully market and sell the product, that we can price the product accurately and sell and deliver enough units that the Company will succeed. The company just began producing 2 RVs a month in October 2018, the company has recognized revenue without delivering RVs, inability to fulfill orders for pre-sold RVs could result in negative publicity, the company has outstanding debt liabilities such as the loan from Newtek and expects to incur significant increases in expenses as it ramps up operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks associated with manufactured products

The Company manufactures recreational vehicle products that have the potential to be involved in injuries or deaths. Liabilities beyond our insurance coverage could materially and adversely impact the value of your investment. Loss of insurance coverage for manufactured products or prohibitively expensive insurance coverage for manufactured products could materially and adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right. Investor funds will be returned if the target amount is not reached by the offering deadline.

Liquidation Events
In the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is dependent on outside government regulation such as the DOT and FMVSS and other relevant government laws and regulations. The laws and regulations concerning the selling of our product maybe be subject to change and, if they do, the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
P.J. Tezza	1,564,000	Class A Voting Common Stock	97.75
Laura L. Tezza	36,000	Class A Voting Common Stock	2.25

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 179,831 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 1,600,000 with a total of 1,600,000 outstanding.

Voting Rights

Each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings.

Material Rights

Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Class B Non-Voting Common Stock

The amount of security authorized is 900,000 with a total of 500,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The amount of security authorized is 900,000 shares. 500,000 shares are committed, but not issued to an incentive pool for directors, advisors, officers and key employees. 400,000 shares are committed, but not issued to be sold via Regulation Crowdfunding or any other legal means to raise capital for the The Company's current expansion plan. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $160.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: This money was used to purchase equipment, for working capital and for cost of goods sold.
  Date: October 15, 2018
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

WebTez, Inc. doing business as ModVans, is a recreational vehicle (RV) manufacturer. ModVans builds and sells a line of modular, multi-purpose vehicles directly to consumers. ModVan's first model, the CV1, is a crossover utility vehicle that blends the versatility of a camper van with the durability of a truck and the comfort of a passenger vehicle. Key CV1 features include: Safe, comfortable seating for up to 7 people, Easy to drive, park and service Ford Transit chassis, Affordable with available RV financing, Popup Top with over 6 1/2' standing room and spacious bed, Modular - all cargo area components removable, Camping features: A/C, furnace, sink, stove, toilet, shower, 2 beds. The company has a detailed product roadmap with new models, modules and features under development.

Historical results and cash flows:

ModVans sales of apx. $2.5 million/year are currently limited by production capacity. The Company is selling $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month, representing sales of apx.

$10 million/year. Once the capital is funded, the Company believes it will take approximately 12 months to complete the production capacity expansion.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

ModVans has approximately $200,000 cash on hand and firm orders with deposits for approximately $2,000,000 worth of model CV1 RVs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

ModVans plans to sell $1 to $2 million of equity via Regulation Crowdfunding so that production capacity can be expanded to 10 RV's per month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

ModVans is currently cash flow positive. The funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The funds from this campaign are not necessary to the operation of the company.

How long will you be able to operate the company if you raise your maximum funding goal?

The funds from this campaign are not necessary to the operation of the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

ModVans does not have any firm plans to raise additional capital or take on additional debt at this time.

Indebtedness

- **Creditor:** Newtek
  Amount Owed: $260,802.00
  Interest Rate: 2.75%
  Maturity Date: November 22, 2027

- **Creditor:** Related party transactions
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2027

Related Party Transactions

- **Name of Entity:** Dale C Leonard
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan from shareholder for $15,000
  Material Terms: No interest or maturity date

- **Name of Entity:** Dale Leonard Jr.
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Loan from shareholder for $60,000
  Material Terms: No interest or maturity date

- **Name of Entity:** Laura Tezza
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan from shareholder for $5,000
  Material Terms: No interest or maturity date

Valuation

Pre-Money Valuation: $12,495,000.00

Valuation Details: We set our valuation at 5 X our first year revenue of $2,400,000. Here are some comparable companies on StartEngine. Atlis Motor Vehicles: Pre-prototype (traction based on free reservations) with a valuation of $3,900,000. Cityfreighter: Pre-prototype with $5,000,000 valuation. xCraft $590,000 revenue, cash flow negative, $1,160,000 liabilities and a valuation of $6,000,000. Golfboard $3,240,000 revenue, cash flow negative, $3,300,000 liabilities and a valuation of $8,000,000. Then GeoOrbital with $1,800,000 sales, early customer deliveries and $10,000,000 valuation. Our closest comparable is GeoOrbital. According to campaign documents, they had 1 year sales of $1.8M, gross profit margin of 24% and TAM of $15M. This compares with ModVans sales of $2.4M, gross profit margin of 33% and TAM of $900B.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  50.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  44.0%
  Purchase chassis and parts for pre-sold RVs.

If we raise the over allotment amount of $1,069,994.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  5.0%
  Design and build molds for interior wall panels to speed up interior finishing.

- *Operations*
  89.0%
  Increase production capacity from 2 RVs/month to 10RVs/month by adding 3-4 assembly teams. Purchase chassis and parts for pre-sold RVs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.modvans.com/ (https://www.modvans.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/modvans

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WebTez, Inc.

[See attached]

WEBTEZ, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018 RESTATED
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
WebTez, Inc
Ventura, California

We have reviewed the accompanying financial statements of WebTez, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 24, 2020
Los Angeles, California

WEBTEZ, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019	2018 Restated
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 113,581	$ 59,382
Accounts receivable—net	-	-
Prepaids and other current assets	63,969	63,048
Total current assets	**177,550**	**122,430**
Property and equipment, net	15,566	18,679
Total assets	**$ 193,116**	**$ 141,109**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ -	$ -
Convertible note	-	-
Credit Card	367	-
Short term loan	-	-
Current portion of SBA loan	39,231	21,863
Due to Shareholders	33,753	80,000
Other current liabilities	29	-
Total current liabilities	**73,380**	**101,863**
SBA Loan	200,887	238,939
Total liabilities	**274,267**	**340,802**
STOCKHOLDERS' EQUITY		
Common Stock - Class A	160	160
Common Stock - Class B	14	-
Paid in Capital	463,381	106,743
Equity Issuance Cost	(28,022)	-
Retained earnings/(Accumulated Deficit)	(516,684)	(306,596)
Total stockholders' equity	**(81,151)**	**(199,693)**
Total liabilities and stockholders' equity	**$ 193,116**	**$ 141,109**

See accompanying notes to financial statements.

WEBTEZ, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018 Restated
(USD $ in Dollars)				
Net revenue	$	1,472,710	$	357,013
Cost of goods sold		949,348		559,791
Gross profit		523,362		(202,777)
Operating expenses				
General and administrative		591,314		292,075
Sales and marketing		57,446		1,925
Total operating expenses		648,760		294,000
Operating income/(loss)		(125,398)		(496,777)
Interest expense		20,467		20,422
Other Loss/(Income)		(0)		(2)
Income/(Loss) before provision for income taxes		(145,864)		(517,197)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(145,864)	$	(517,197)

See accompanying notes to financial statements.

WEBTEZ, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018 Restated

(in thousands, $US)	Common Stock - Class A		Common Stock - Class B		Aditional Paid in Capital	Equity Issuance Cost	Accumulated Deficit	Total Members' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2017	**1,600,000** $	**160**	**-** $	**-**	$ **4,970**	$ **-**	$ **210,601**	**215,571**
Issuance of common shares	-	-	-	-	101,773	-	-	101,773
Net income/(loss)	-	-	-	-	-	-	(517,197)	(517,197)
Balance—December 31, 2018	**1,600,000** $	**160**	**-** $	**-**	$ **106,743**	$ **-**	$ **(306,596)** $	**(199,853)**
Debt to equity conversion	-	-	1,260	1	7,496	-	-	7,497
Issuance of Class B shares	-	-	66,106	7	105,939	-	-	105,946
Issuance of Class B shares	-	-	64,601	6	215,182	-	-	215,188
Equity issuance costs	-	-	-	-	28,022	(28,022)		-
Dividends	-	-	-	-	-	-	(64,224)	(64,224)
Net income/(loss)	-	-	-	-	-	-	(145,864)	(145,864)
Balance—December 31, 2019	**1,600,000** $	**160**	**131,967** $	**14**	$ **463,382**	$ **(28,022)**	$ **(516,684)**	$ **(81,151)**

See accompanying notes to financial statements.

WEBTEZ, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018 Restated**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(145,864)	$	(517,197)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,113		3,113
Amortization of intangibles		-		-
Bad debt expense		-		-
Changes in operating assets and liabilities:				
Accounts receivable		-		311,848
Inventory		-		-
Prepaid expenses and other current assets		(921)		-
Accounts payable and accrued expenses		-		-
Credit Cards		367		-
Other current liabilities		29		-
Net cash provided/(used) by operating activities		**(143,276)**		**(202,236)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Notes Payable		(38,751)		80,000
Convertible Notes		-		-
Short term loan		-		-
SBA loan		(20,684)		(19,688)
Issuance of preferred shares		321,134		101,773
Dividends		(64,224)		-
Net cash provided/(used) by financing activities		**197,474**		**162,085**
Change in cash		54,199		(40,151)
Cash—beginning of year		59,382		99,533
Cash—end of year	**$**	**113,581**	**$**	**59,382**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

WebTez, Inc. was formed on February 15, 2012 ("Inception") in the State of Georgia. The financial statements of WebTez, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ventura, California.

WebTez, Inc. doing business as ModVans, operates as a recreational vehicle (RV) manufacturer. The company manufactures a recreational vehicle (RV) model under the name CV1. The model includes features such as solar charging system, pure sine wave inverter / chassis generator, extra large 2 burner propane stove, deep undermount sink, 3 cubic foot high efficiency, compressor based refrigerator, toilet with privacy closet, dedicated house battery system, BTU rooftop air conditioner, electric heater, propane heater, LED lighting system, propane system, fresh water system, and black water.

2.   RESTATEMENT OF 2018 FINANCIAL RESULTS

The company has restated its previously reported financial statements as at and for the year ended December 31, 2018 and related disclosures. The restatement of the company's financial statements followed an independent review of the year 2019 financial statements. During that review, it was identified that the 2018 equity did not properly roll forward to 2019, causing the company's management to restate the 2018 financial statements because of errors in the accounting system. The effects of the restatement, including the correction of all errors identified by the company's management are reflected in the company's financial statements and accompanying notes included herein. The total cumulative impacts of the restatement through December 31, 2018 are to decrease Accounts receivable, Retained earnings/(Accumulated Deficit) and Paid in capital in the amounts of $909,594.58, $43,689 and $328,616.16 respectively.

The following table summarizes the changes made to the December 31, 2018:

Financial Statement Mapping	As Reported	Adjustment	As Restated
Accounts receivable—net	909,594.58	(909,594.58)	-
Cash & cash equivalents	54,683.73	1,698.41	56,382.14
Cost of goods sold	561,656.67	(1,866.00)	559,790.67
General and administrative	349,522.91	(57,447.80)	292,075.11
Net revenue	(1,306,258.00)	949,244.61	357,013.39
Prepaids and other current assets	63,048.00	3,000.00	66,048.00
Retained earnings/(Accumulated Deficit)	(262,900.34)	(43,689.72)	(306,596.06)
Paid in Capital	435,359.41	(328,616.16)	106,743.25

3. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Laguna CNC Router	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

WebTez, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of recreational vehicles model when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Inventory Asset	$	921	$	-
Newtek SBA Escrow		63,048		63,048
Total Prepaids Expenses and Other Current Assets	$	**63,969**	$	**63,048**

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
California Department of Tax and Fee Administration Payable	$	29	$	-
Total Other Current Liabilities	$	**29**	$	**-**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2019		2018
Laguna CNC Router	$	21,792	$	21,792
Property and Equipment, at Cost		**21,792**		**21,792**
Accumulated depreciation		(6,226)		(3,113)
Property and Equipment, Net	$	**15,566**	$	**18,679**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $3,113 and $3,113 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of two classes of shares with $0.0001 par value that consists of 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. As of December 31, 2018, 1,600,000 shares of Class A common stock are issued and outstanding for a consideration of $160.

As of December 31, 2019, 130,707 of Class B common stock are issued and outstanding.

7.   DEBT

SBA Loan

The company signed a long-term loan with Newtek on November 21, 2017 and matures in 10 years. The loan is a Small Business Administration guaranteed loan in the amount of $280,000. The loan has a fluctuating rate calculated on the Prime Rate (as posted in the Wall Street Journal as of the first business day of the month in which SBA receives the application) plus 2.75%. The rate will be adjusted on a quarterly basis on the first day of each calendar quarter, beginning the first calendar quarter following the loan closing. The following is a summary of principal maturities of long-term debt during the next five years. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $200,887 and $238,939, respectively, out of which $39,231 and $21,863 is classified as current portion while the rest of it is non-current portion. The following is a schedule of future maturities:

	2021	2022	2023	2024	2025	2026	2027
SBA Loan #PLP 12958970-04	39,231	39,231	39,231	39,231	39,231	39,231	4,733

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 32,804	$ (75,734)
Valuation Allowance	(32,804)	75,734
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (118,663)	$ (75,734)
Valuation Allowance	118,663	75,734
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $143,864. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the

Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9. RELATED PARTY

As of December 31, 2018, the Company has a loan from its shareholders in the total amount of $80,000. The loan carries no interest. As of December 31, 2019, the outstanding balance of this loan is $33,753.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	81,507
2021		76,437
2022		76,437
2023		12,740
2024		-
Thereafter		-
Total future minimum operating lease payments	$	247,120

Rent expense for the fiscal years 2019 and 2018 was $34,031 and $25,809, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 24, 2020, the date the financial statements were available to be issued.

On February 7, 2020 the Company signed a month to month commercial single tenant lease agreement with Silvas Investments, LLC for a monthly based rent in the amount of $6,369.75.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $516,684 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ModVans is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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ModVans
Modern & modular camper vans

🔵 Regulation Crowdfunding
🏠 Oxnard, CA   🏷 Transportation
🌐 Accepting International Investment

Invest Now   ♡

$101.15 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Modern, Modular, Multipurpose Vehicles

Invest in ModVans

A smart alternative to owning three separate vehicles for family, work, and play. ModVans CV1 is the superhero of campervans, hauling kids to and from soccer practice by day and road-tripping by night, it's a cargo van for work during the week and living space for play on weekends; it's an adventure van that doubles as a daily driver.

Originally built for personal use by our founders, Laurie and PJ Tezza, **the prototype CV1 quickly caught the attention of countless adventure seekers eager for an alternative to RVs.**

Since our launch in 2017, **ModVans has sold over $3.7 million worth of CV1s and achieved positive cash flow with virtually no money spent on marketing or sales.** That's some remarkable organic growth! ModVans is RVIA





certified, and we have been delivering CV1s to happy customers since June 2018.

Market response to the ModVans CV1 has been so phenomenal that production cannot meet demand. We want to meet that demand head on! Rather than make people wait for years as we bootstrap our way to expansion, we decided to launch this crowdfunding campaign so we can scale our existing production model more rapidly. **Our immediate goal is to increase sales to $10 million per year within the next 12 months.** Our long-term ambition is to disrupt the estimated $900 billion per year combined market for Class B RVs, minivans, SUVs and pickup trucks.

Sources: GoodCarBadCar. Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $88,000.

"Individually, we are one drop. Together, we are an ocean." -Ryunosuke Satoro

ModVans Needs You!

"Individually, we are one drop. Together we are an ocean." - Ryunosuke Satoro

Channeling the power of many will mean the difference between making a ripple in the motor vehicle industry and hitting it like a rogue wave. We need your investment to create that surge. Come ride the wave of success with us!

2017 USA Sales (units sold)



Sources: goodcarbadcar, RVIA

The ModVans vision is to deliver adventure on demand! We want to win the hearts of adventurers and soccer moms alike. We want people to choose our multi-purpose camper van as their next minivan, pickup truck, SUV, or RV. We want them to be inspired to explore the great outdoors and get to work in comfort and safety. **To achieve this vision we must be able to meet customer demand.**

With currently estimated delivery dates more than a year out, the biggest obstacle to revenue growth is limited production capacity. Your investment will fund expansion and help us meet our short-term sales goal of **$10 million per year.**

Beyond the $10 million per year plan, **ModVans is plotting a course to disrupt the multi-billion-dollar family and work vehicle market.**

Market Size

We estimate the combined US market value for minivans,



pickup trucks, SUVs and RVs is over $900 billion/year.

With safe, comfortable seating for 5+ and removable RV components, the ModVans CV1 is a **full-featured camper van, family van and work van all in one.**

Over the last two years, **we have discovered that the target market for our ModVans CV1 is adventurers of all ages from every state in the nation!** Single women and men of all ages, families of all ages, and couples of all ages; everyone is excited about what we offer- an agile, adaptable, affordable adventure vehicle!

We often hear comments like these: "We have been looking for the right vehicle for years!" "We have been waiting for something like this to come on the market!" "We have been looking for you!" "We have been *dreaming* of you for a long time!"

Source: *Market Size Projection based on GoodCarBadCar 2017 USA units sold times the average CV1 sale price of $86,000.*



The Offering

Investment
$5.95/Class B Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $13.5M.

Why Invest in ModVans?

With $3.7 million in revenue, no sales costs and positive cash flow, you may be wondering why ModVans needs investors. We get this question a lot!

The answer is a matter of math and timing.

We aspire to the success story of Grand Design RV. **In 2016, after only four years in business, Grand Design was acquired by Winnebago for approximately $500 million.** To achieve this valuation, Grand Design was building 6,000 RVs per year. That's a lot of RVs!



We think ModVans has the potential to be even bigger!
Were ModVans to invest 20% of every sale into production capacity at our current pace, it would take years to reach



capacity at our current pace, it would take years to reach 6,000 vehicles per year. That's not nearly fast enough to achieve the growth of which we believe ModVans is capable of

Apart from matters of math and timing, ModVans wants to channel the "power of the crowd."

Consumers actively seek us out. We have produced and delivered CV1s to more than 20 happy customers. **We are grateful to and inspired by family, friends, fans, and customers who have invested financially in our success and excitedly share our story!**

A regulation crowdfunding campaign is the simplest, quickest way for us to offer equity to all, whether you are an accredited or non-accredited investor. Another unique benefit of crowdfunding is that every investor becomes a brand ambassador. Help us channel the power of many: **become a ModVans investor today and join us on our drive to disrupt and erupt!**

Why Now?

We believe that over the last decade, changing consumer tastes and financial conditions have forced rapid and drastic changes in the auto industry. Consumers are no longer satisfied with a basic car that gets them from point A to point B: The best selling vehicle in the US is the aluminum bodied Ford F150 pickup truck, every manufacturer has a deep lineup of crossover SUVs, and some auto manufactures now say that traditional cars are no longer worth building.

Auto manufacturers that have invested in R&D to keep pace with this paradigm shift are reaping the rewards in a market for vans, trucks and SUVs that continues to grow.



The RV market has experienced even more growth than the automobile industry over the past decade. We believe this growth has shielded RV manufacturers, who continue to double down on the "bigger with more amenities" strategy.



But change is coming as demographics of mainstream RV buyers shift from baby boomers to millenials. The beginning of this shift is evidenced by the fact that smaller,



Class-B RVs are now the fastest growing motorhome market segment.

We believe that people want an adventure vehicle that isn't limited to their old conceptions of an RV as a bulky house on wheels. They want something with more potential. Today's buyers are searching for new experiences. They want performance, practicality, and the ability to indulge their passions for adventure.

They want ModVans.

ModVans is on the cutting edge of vehicle design, and our modular CV1 camper van is just the start. **With your help, we can disrupt the auto and RV industries.**

What is ModVans?

ModVans is a new multipurpose vehicle manufacturer with a line of modern, modular vans built for family, work, and play. The ModVans CV1 blends the versatility of a van with the durability of a truck and the comfort of a passenger vehicle. Our CV1 boasts these unique elements:

- Full-featured camper van
- Strong, lightweight, modular components make for true multi-purpose vehicles
- Modern and sleek designs
- Easy-to-drive Ford Transit chassis with industry-leading power and fuel economy
- Safe and comfortable seating for up to seven passengers
- Commitment to top quality and safety standards
- Online customization and reservation system
- Affordable for families - available RV financing





We believe that other RVs on the market today neglect the wants and needs of today's buyers as well as recent advances in materials and manufacturing processes. ModVans brings an innovative strategy to this industry - a distinctive multi-purpose vehicle that replaces the need to own separate vehicles for work, life and play.

Investing in ModVans now is your best opportunity to invest in a revolutionary vision for the future of transportation.

What Does ModVans Offer?







Our premier model, the model CV1, is the first in a planned line of many vehicles. It is a full-featured camper van, passenger vehicle and work truck all in one. It features removable, modular components that allow owners to adjust the layout to their activities. The base conversion is a lightweight 1150 lbs. Critically, the CV1 is based on the low-roof, medium-length Ford Transit chassis, making it affordable, easy to drive, easy to park, and serviceable by any Ford dealer.

The base model CV1 includes all these standard features:

- Pop-up top
- Safe, comfortable, leather covered seating for up to seven
- Two large and comfortable removable beds
- Touchscreen stereo / GPS
- Strong, lightweight, removable storage cabinets
- High-efficiency refrigerator
- Rooftop A/C
- Furnace
- Propane system
- 2000-watt inverter
- Two-burner stove
- Sink
- Water systems
- LED lighting
- Powerful, fuel efficient V6
- Heavy-duty towing package

These are some popular CV1 options:
- Powerful, twin turbo EcoBoost engine
- Ford factory AWD
- Aftermarket 4x4 conversion
- All-around windows with privacy Glass
- Powered, heated front seats
- 300-watt solar charging system
- Powered awning
- Power running boards
- Outdoor shower
- Third-row seats

A complete list of options and customizations and detailed descriptions of design features is available on the ModVans website.

The ModVans Customer Experience

When they found us, most of our customers had been actively searching for a vehicle like the CV1 for months or even years. Here are some typical quotes gathered from our customers:

Q: How long did you search for a camper van before selecting ModVans?

A: *We have been researching online for about three years and waiting for smaller camper vans to be released on the market.*

Q: How long did you search for a camper van before selecting ModVans?

A: *1.5 - 2 years*

Q: How long did you search for a camper van before selecting ModVans?

A: *We have admired from afar for years, but then began searching earnestly for a van or builder at the beginning of August [6 months].*

We first connected with buyers through $5 ads on Craigslist. Response to our offering was so sensational that we stopped all paid advertising after only a month. For the last 12 months, all sales have come from unpaid organic growth via Google searches, customer referrals and mentions online and in the press.



The ModVans website provides detailed information, photos and videos about the CV1. In addition, potential customers often call or email with questions or schedule in-person demos. We make every effort to respond to all inquiries promptly and personally.

Once customers decide the ModVans CV1 is right for them, they can select options, order customizations, and make a deposit to secure the reservation all online using our website. Based on options selected and our current production schedule, the reservation system automatically provides an estimated delivery date.

When a new reservation is made, the ModVans team contacts the customer via email to confirm selections and make any requested changes. A sales order is generated and electronically signed. The sales order contains all customer selections and converts the customer's reservation payment into a non-refundable deposit.



With the sales order and deposit secured, ModVans orders the customer's Transit chassis from Ford, which takes about 12 weeks to arrive at our factory from the Ford assembly plant. When the Transit arrives at ModVans, our production team begins the conversion.

The CV1 conversion uses over 300 parts, including off-the-



shelf parts, which are ordered from various manufacturers and distributors, and custom parts, such as the pop-up top and cabinets, which are manufactured in-house by ModVans.

While the customer's CV1 is being built, we work with the customer to finalize payment or financing and travel arrangements. Most customers come to the ModVans factory to take delivery of their CV1 so they can meet us in person, receive hands-on training, and start their new adventure from beautiful Ventura, California.

Why Customers Choose ModVans



Competition



ModVans stands out from the competition in 4 areas:

Versatility, Design, Price, and Modern Manufacturing:









Versatility: With safe, comfortable seating for up to seven and removable RV components, the ModVans CV1 is the only available

Design: The ModVans CV1 uses strong, durable and lightweight materials, such as aluminum and composite panels rather

Price: With an MSRP of $85,000, the CV1 is priced well below the competition. Traditional Class-B RVs, such as those from Airstream and Pleasure

Modern Manufacturing: ModVans built a set of "modules" that can be mass produced. Every custom ModVans part starts with a 3D CAD modular, full-featured RV/camper van, family van and work van all in one. Our pop-up top roof adds space without the loss of driveability, maneuverability and parkability. Every CV1 comes standard with a long list of RV features including five-passenger seating and two large, comfortable and removeable beds.

than cheaper, heavier materials used by other manufacturers. We combine these materials with clean, modern design principles made popular by brands such as Apple.

Airstream and Pleasure-Way, cost well over $100,000. Direct competitors, such as Sportsmobile and Colorado Camper Vans, charge more for fewer features, have, in our opinion, outdated designs, and don't offer a complete RV financing solution. ModVans created and maintains our price advantage by using mass and automated manufacturing, low overhead and a relentless pursuit of best-in-class parts and materials at the best prices.

part starts with a 3D CAD model. Computer Automated Manufacturing (CAM) with automated routers, molded parts, and computer designed templates ensure consistent quality at lower prices. ModVans plans to expand its use of automation with materials handling and industrial robots for cutting, drilling and welding.

Source: *ModVans 2018 Survey of US RV Manufacturers*

In addition to being less expensive and easier to purchase than other RVs, ModVans CV1 owners save even more money over time. First and foremost, there is no need to own three separate vehicles for work, family, and play.

Traditional RVs guzzle gas, are expensive to maintain, expensive to store, and expensive and time consuming to service. Campsite spaces for large RVs are more expensive and much more limited in availability (the CV1 can fit in almost any campsite parking space).

As a daily driver, the ModVans CV1 requires no special storage, fits in standard parking spaces, and gets good gas mileage. Ongoing maintenance is easy, too, as the Transit chassis can be serviced at any Ford dealership.

Sources: Prices and equipment lists estimated from www.modvans.com, www.airstream.com, www.sportsmobile.com and www.coloradocampervan.com. Ease of purchase ability based on ModVans 2018 Survey of Competitors web based pricing and reservation capabilities. The ability to use the CV1 as a daily driver will depend on each customer's individual circumstances.

Our Customer Locations



AR	Little Rock	CT	Darien
CA	Altadena	FL	Melbourne
CA	Ventura	MA	Worcester
CA	Ventura	MD	Damascus
CA	Jacumba	MN	St. Cloud
CA	Pacific Palisades	NE	Omaha
CA	Laguna	UT	Farmington
CA	Grass Valley	OH	Chardon
CA	Newbury Park	OR	Portland



CA	Petaluma	SC	Columbia
CA	San Francisco	VA	Alexandria
CA	San Francisco	VA	Norfolk
CA	Torrance	WA	Bellingham
CA	Santa Ana	WA	Camus
CA	Santee	WA	Sequim
CO	Denver	WY	Jackson

What Our Customers Are Saying

"P.J. is world-class at doing what he's doing, as he has amply demonstrated in diverse fields (I do my homework)."

- DB

"J---- and I had every faith in the van project then, and have every faith in it now! We both surmised that PJ was a visionary who wanted to "get it right," and would not compromise his standards in the process, which would ultimately mean that the van we would eventually drive away would be both his, and our, dream van!!!"

- EG

"The completed Van looked fantastic, really impressed with the quality of the final product. I sure the whoever flew in to pick it up was stoked!"

- NG

The ModVans Story

A few years ago, our founders, Laurie and PJ, had a rare opportunity to get away for several weeks. They wanted to check out #vanlife, so they bought a used RV and took a road trip. They (and their dogs) loved the trip, but the RV was a beast to drive and guzzled gas and they had some issues on the road that were not easily fixed. Upon returning home, they had to pay to park it at an inconveniently located storage facility when it wasn't in use, and it was excessive to take on short and solo trips.



Laurie and PJ decided that they wanted a modern, reliable and modular vehicle they could use for adventures AND as a daily driver. They searched long and hard for what they wanted but could not find it at any price, so they decided to design their own. After a lot of research, they chose a Ford Transit van and got to work building the vehicle of their dreams.

At first, friends and family were skeptical, but as the project got nearer to completion and the vision became concrete, excitement started to build. They realized they had something amazing to share with the world - a vehicle that can do it all.

Knowing that PJ and Laurie were serial entrepreneurs, friends encouraged that they start a business selling their

vans. Well versed in lean startups, they determined that the MVP was a website and preorders for five CV1s. Using a collection of photos of their van, Laurie and PJ launched ModVans to the world.

The rest is history!



In the last 24 months, ModVans has sold over $3.7 million worth of vans with $30 in Craigslist ads! ModVans is certified by the RVIA and listed in JD Powers' NADA Guides. In addition to the prestige and assurance these designations confer, our customers are able to obtain legitimate RV financing and extended service contracts.

Each iteration of our build process leads to improvements. Each delivery brings another happy customer and another success for us. When we build vans, our thought process is, "What would we want in a van?" **ModVans builds great adventure vehicles that meet strict quality and safety standards.**

One of the major motivations for pre-selling five CV1s was to ensure the ModVans goal of being a great place to work. All full-time ModVans employees earn above living wages with full benefits such as health insurance, paid vacation, and **the opportunity to participate in our stock incentive plan. Every ModVans employee is an investor just like you!**

Invest in ModVans

It isn't often that a **lean startup with existing customers** and a **record of successful sales** comes through a crowdfunding platform, but that's what ModVans is: a legitimate company with a **remarkable launch.**

This is your opportunity to invest at the ground level and be a part of ModVans history!

















- **May 2017** — CV1 Prototype Completed
- **September 2017** — Launched Website and Initial Marketing
- **October 2017** — $500k in reservations
- **June 2018** — First Customer Delivery
- **September 2018** — $2.4 Million in Sales
- **October 2018** — Producing 2 Units/Month
- **March 2020** — Producing 4 Units/Month (ANTICIPATED)
  Looking to have the capacity to produce 4 units per month by March of 2020
- **September 2020** — Producing 10 Units/Month (ANTICIPATED)
  Looking to have the capacity to produce 10 units per month by September of 2020

In the Press

NEW ATLAS | CAMPER REPORT | CURBED | HOTCARS

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Meet Our Team





Peter J. Tezza II

Co-Founder

20+ years experience in start-up and early stage technology companies, multiple successful exits



Laura L. Tezza

Co-Founder

MBA, 20+ years experience in start-ups





Abe Kleinfeld

Adviser

CEO at GridGain Systems





JT Aupetit

Adviser

MS Aerospace Engineering





Randy Fuchs

Adviser

PE Mechanical Engineering



Jonathan Braswell

Adviser

Principal Software Engineer



Offering Summary

Company	WebTez, Inc.
Corporate Address	920 Graves Ave, Oxnard, CA 93030
Offering Minimum	$9,996.00
Offering Maximum	$1,069,994.45
Minimum Investment Amount (per investor)	$101.15

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock

Minimum Number of Shares Offered	:	1,680
Maximum Number of Shares Offered	:	179,831
Price per Share	:	$5.95
Pre-Money Valuation	:	$12,495,000.00

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

ModVans listed as one" of the Best Startups to Invest In on StartEngine"

7 days ago

Thanks Will Ashworth for listing ModVans as one" of the Best Startups to Invest In on StartEngine"!
https://investorplace.com/2020/04/best-startups-to-invest-in-on-startengine-privinv/

Rapidly Expanding Production Capacity

17 days ago

Making progress towards our goals... production capacity doubled? We'll see!





Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

ModVans Moves into Bigger Digs and Makes Plans to Survive COVID-19 and Thrive in 2020!

28 days ago

Hello, ModVans investors and fans! This is a big update, so stay with us; we've posted lots of photos to make it more fun. As many of you already know, our biggest challenge from the get-go has been a mismatch between customer demand and production capacity. Until now, ModVans has operated Lean Startup style out of a 2,400 square foot, 1-bay shop space. With hard work and determination, the ModVans team built and delivered 30 CV1s out of that shop. Always having too much work to do (no complaints in that regard) and too little space to do it was holding us down and we had to make a move. We needed a facility that was large enough to handle our projected growth without being too financially risky, was accessible to our core markets, and combined reasonable moving costs with not too much down time. Based on suggestions from investors and employees, we investigated relocating ModVans and that led us on a scouting expedition for potential new locations. Here are a few photos from our trips:





PubDog in Colorado!



Sleeping in the CV1 while visiting Nevada



Our state at the end of the trip.

You can read more about this journey at https://www.facebook.com/modvans/posts/1068091993540551.

Our decision-making criteria included the following:

- Which team members would move with us
- Cost of living
- Friendliness to manufacturers
- Access to vendors, suppliers and new employees
- Market Access (ModVans has sales throughout the US, but CA is by far our biggest market)
- Disruption to our business
- Costs – now and future
- Availability of suitable industrial space - now and future

We weighed each factor carefully, investigated opportunities for government incentives, and looked at many buildings both virtually and in person, then we made offers on locations in both Reno and nearby Oxnard. As long-distance relationships tend to do, Reno fell through, but our Oxnard offer was accepted and we finally had a new home! In light of events unfolding in the world now, taking the more conservative approach by moving ten minutes away was certainly the best outcome.

Below is an illustration of how we used 3D CAD to visualize how our plans fit into potential new spaces. This one is the final design for the Oxnard location to determine its suitability and to plan for the move:



The design has for space for up to 7 vehicles on the shop floor, including 6 production and 1 R&D/ service. We have expanded from 1 lift to 4, and the new shop has plenty of space for tools and parts, pallet rack storage with forklift for inventory, space for parts manufacturing and assembly, and a large break/conference area. The lightly shaded area in the front right corner is existing office space.

Additionally, our new shop is a stand-alone building featuring secure storage for chassis and finished vehicles, plenty of employee parking, and an attractive, easy to access location for customer demos and deliveries.



Our very own standalone building!





Cool sign coming soon; in the meantime, CV1s in the parking lot will help customers find us!



Fenced lot to securely store several vehicles



We taped off the floor and drove vans around to make sure our 3D CAD plans would work in the real world.





How do you move a shop that is still building vehicles as quickly as possible? You could hire vendors and pay tens of thousands of dollars (we got quotes) and spend months. Or, you could do it the lean startup way: we had a couple of great new employees ready to start work when we got going in our bigger space who proved themselves even more worthy by showing up to help us build out the new space while the existing ModVans team continued to work on CV1s in our Ventura shop.

During lease negotiations, we started planning lifts (how many and where), electrical (serious electrical!), compressed air, dust collection, equipment locations, storage, and mezzanine use, so we were ready to get started as soon as they handed us keys to the new shop. We customized the existing mezzanine ourselves, bought a used forklift and used pallet racks, rented a scissor lift, and hired a licensed electrician to assist us with the electrical project.



Every large piece of equipment requires a dedicated electrical circuit and safety switch. Plus, we wanted plenty of electrical outlets throughout the shop. Easy to access compressed air at the assembly stations, a future paint/finishing booth, the CNC, and an industrial dust collection system were all in the plan. At the same time, we wanted to preserve our ceiling heights and floorspace as much as possible, so every run of electrical service, compressed air, or dust collection vent had to go along the walls or up to the 20' ceiling, across the ceiling, then come back down to the point of use.



Three new load centers were installed to support new outlets and equipment. This picture shows the one that services the assembly area lifts and outlets.



Our resident rocket scientist is installing compressed air lines.



Customizing mezzanine and installing pallet rack storage.



Receiving industrial sized equipment sometimes requires creativity.





Assembling and installing the new dust collector.



Drilling fence post holes in the parking lot with a water-cooled concrete cutting hole saw.



Moving can make you tired!





But we get by with a little help from our friends.



Shop dog 1 is testing out the new location – bark chips are coming soon.

Once we had lifts, storage and electrical service in place, we rented a truck and spent 2 days moving from our original location.





One team loaded the truck while another moved the CNC.



We consolidated all our inventory at our new location. (Yes, we have a lot of seats!)



Once everything was moved, it was time to organize pallet racks. We built custom storage racks to hold large items like 5'x10' sheets of metal and all the seats.





This CV1 was completed at our Ventura location. During QA, we found a few issues that needed to be resolved prior to customer delivery, so it ended up being the first vehicle lifted in our new location. We had to clear a path through the sea of seats to get it on the lift!



This happy customer flew in in from Utah to take delivery of his CV1 and drive it back home. His is the last CV1 built in our old location and the first delivered from our new location!

Moving everything took 3 days. Within a week, we were ready to get back to work building CV1s!



Our first CV1 built in the new shop going through its final QA steps. Yes, it's RACE RED!



Our CNC made the move successfully. Here, it is cutting a new fixture for holding popup top lift mechanism parts for CNC cutting (the machine makes the machine!).

With the first CV1 successfully built completely in our new shop, ModVans is real world tested to be 100% operational! Here are some shots of our new shop:



Assembly area with 4 lifts



Electrical Parts Workbench and Storage



Industrial dust collector and aluminum storage



CNC and machining areas under mezzanine



Welding and cutting area on mezzanine





View of assembly lifts from the mezzanine



Storage



Forklift and storage





Office entrance



Engineering office



Laurie's favorite part of the new shop J

As great as the new shop is, COVID-19 is on all our minds. Here is our game plan:

- Keeping everybody healthy and safe is our top priority
- We have sufficient resources to make it through
- We have plenty of orders to fulfill and new orders keep coming in
- We plan to stay at the top of our game, continuing to work towards our goals
- We will have more exciting news to share soon!

If you have questions or concerns, please feel free to ask here in the comments or contact us directly.

To our investors, thank you for your support- we could not have made this move without you!

To our customers, thank you for choosing ModVans and giving us an opportunity to make your adventure dreams a reality!

Thank you to the ModVans team- none of this would be possible without your hard work and dedication!

Finally, thank you to all our family, friends, and fans- we will always value your support and encouragement!

Check out the 2020 Ford Transit New Active Park Assist Feature!

Check out the 2020 Ford Transit New Active Park Assist Feature!

about 2 months ago

Ford Transit's Active Park Assist is one of many great features added for the 2020 model year. Watch the video to see how cool it is!

https://fordauthority.com/2020/03/ford-transit-active-park-assist-lets-the-van-park-itself-video/



GETTING CLOSE TO OUR FUNDING GOAL

about 2 months ago

ModVans wants to thank our investors for bringing us closer and closer to our campaign goal. We've made some great progress toward our growth goals this year, including growing our team, acquiring needed tools and equipment, and positioning ourselves to increase production capacity, and we could not have done it without your support.

We are grateful you chose to invest in us. We are excited to be on our way!

Please consider doubling your investment, and please convince your family and friends to become ModVans fans, too!

Here's a photo from one of our customers taken during their trip home from our shop in Ventura:





Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ModVans offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ModVans has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ModVans be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The Competition Can't Touch Ford Transit Sales!

2 months ago

https://fordauthority.com/2020/02/ford-transit-sales-numbers-figures-results-fourth-quarter-2019-q4/





BOLO for Investment Confirmation Request from StartEngine!

2 months ago

Dear ModVans Fans,

Thank you for investing in our growth! With funds raised so far, ModVans has been able to hire several team members, acquire more tools and equipment, engage in some R&D, and participate in some marketing events to broaden our exposure.

ModVans recently requested a disbursement of campaign funds to assist with the costs of hiring three new team members. **When a disbursement is requested, StartEngine's policy is to email and/or text those who most recently invested to confirm their investment.** Large sums of money often slip through the cracks at this point, presumably because these communications may get overlooked by investors, so we are asking you to **keep an eye out for any such request and please confirm your investment.**

The closer we get to our campaign goal of $1 million, the faster ModVans is able to grow. Everybody here is very excited that our **investment campaign recently passed the $500,000 mark!** You have helped us achieve growth goals much sooner than we could have on our own, and we are grateful for your willingness to take a chance on our exciting new company! We still have a long way to grow, so **please consider increasing your investment and encourage your friends and family to check out our campaign page.**

ModVans FTW!

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Mark Constable `6 INVESTMENTS` `INVESTED` 2 days ago
Set up of the new shop looks great! Doing a new build out, a move, and getting operational so quickly is mind boggling! You guys are hard workers and smart, a really nice combo! Thanks for all the detailed pics. We are all cheering for your success.

P.J. Tezza - **ModVans** 2 days ago
Thanks - your positive feedback means a lot!

Steven Sims `3 INVESTMENTS` `INVESTED` 5 days ago
I have made a couple small investments into ModVans. The quality that I appreciate most is the commitment to do executing the commitments made to investors. It is easy to invest into a company that truly acts as a startup conserving and prioritizing every penny towards the production of revenue. I admire the sound logic used in the selection and move during the expansion process. Rolling up the sleeves and doing it yourself and not taking our money/your money for granted. Appreciate all the hard work.

> **P.J. Tezza** - **ModVans** 5 days ago
> Thanks for your investments and positive feedback! It is good to know that our investors are taking the time to read our status updates and agree with our process.

Bacem Georges `3 INVESTMENTS` 17 days ago
Hi there, I've been interested in investing in your company and glad to see you extended the offering. Congratulations on the new move. I am not sure if these questions have been answered before but would love your input:
What is the new capacity in the new location (production/month)
I saw Boho on Sharktank and they have a lower price entry as they refurbish used vans. Have you considered that?
What are your revenue projections for the next couple of years and growth strategy (profitability, growth, etc.)?
Are you going to look for larger investors?
Thank you

> **P.J. Tezza** - **ModVans** 17 days ago
> Thanks! The projected capacity of the new facility is 10 vehicles/month as planned. In order to increase capacity in a cash flow efficient manner, it will take us some time to work our way up to that level, but now we have the space to do it!
>
> Working with new chassis exclusively gives us control over supply and cost of goods, gives us access to RV financing, RV insurance and positions us in the high margin new car market. In the end, we believe these factors are more important than achieving the lowest price possible. We also believe (based on discussions with executives from the largest RV rental companies) that renting RVs is a completely different and very low margin business model that would be a big distraction from achieving high growth.
>
> We believe that the topics discussed in the section "ModVans stands out from the competition in 4 areas," Versatility, Design, Price and Modern Manufacturing also apply to our competitive stance with Boho.
>
> When we reach 10 RVs/month, we believe we will have a $50 million company and plan to raise a Series A round to build a factory with higher levels of automation and much higher production capacity. Based on demand we see from our website analytics, we believe we are headed toward unicorn status and have revenue projections and plans beyond Series A which we can share with interested investors directly.

Mark Dockter `2 INVESTMENTS` `INVESTED` 17 days ago
Congratulations on the new shop - this is very exciting news! I look forward to more great things happening. Best wishes to all at ModVans!

> **P.J. Tezza** - **ModVans** 17 days ago
> Thanks for your investment and enthusiasm!

Neil Fraser `SE OWNER` `11 INVESTMENTS` `INVESTED` 18 days ago
I made a small investment today. I'm excited about the new larger warehouse/production center in Oxnard.

> **P.J. Tezza** - **ModVans** 17 days ago
> Thanks for your investment! We love the new shop and continue to make improvements. We appreciate our investors that are helping us make this happen!

Nathan Bridgman `SE OWNER` `6 INVESTMENTS` 20 days ago
When can I expect to see an update regarding the financials for 2019?

> **P.J. Tezza** **- ModVans** 20 days ago
> We plan to publish CPA reviewed financials some time this month.

Alexander Jason `4 INVESTMENTS` `INVESTED` 21 days ago
Peter, how many firm orders do you have? Thanks.

> **P.J. Tezza** **- ModVans** 21 days ago
> Thanks for your investment! At this time we have delivered over 30 CV1s to happy customers. Beyond that, we have approximately 30 signed sales orders with deposits to complete. I can give you an exact number and other details if you contact us directly with your inquiry. If you go through the online reservation process at https://www.modvans.com/cv1/reserve, you can see that potential customers can "self service" to get an estimated delivery date without having to make a reservation. This is intentional to keep inquiries limited to a number that can be supported by our limited sales staff. Since launch, we've almost always have a year long backlog. The only time this has changed is when we've factored in added production capacity. The increase will briefly allow for estimated delivery dates less than a year until the new production scheduled fills out to a year. Once the estimated delivery date is a year or more, the number of new reservations and the resulting number of "firm orders" starts to slow. From this, we've determined that there is a large pool of customer willing to wait up to a year for a CV1. As we increase production capacity and are able to provide earlier estimated delivery dates, we expect the number of orders to increase with minimal additional marketing activity for some time to come.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm PJ Tezza, CEO and Co-Founder of ModVans

Hi I'm Laurie Tezza, Director of Operations and Co-Founder of ModVans

Problem

We love to go on adventures, but we like to be close to what we're doing, so we don't want to stay in hotels or eat at restaurants.

Camping works, but it takes forever to pack, the ground is cold and hard, and I don't like leaving the tent in the middle of the night. Plus, we want a safe place to leave our dogs during the day.

We tried an RV. It was better than a tent, but it was hard to drive, it guzzled gas, it was inconvenient to service, and it was too big to park in the driveway so we had to pay to store it.

Solution

We started looking for something that solved all these problems. We wanted a vehicle that we could drive every day, got decent gas mileage, had room for all our kids and gear, and had RV features, like a toilet, refrigerator, stove, sink and and heater.

We couldn't find what we were looking for so we decided to build it ourselves. Everywhere we went, people asked about our van so we decided to create a website to see if we had a viable business idea. We got so many orders the first month that we turned off the advertising and the rest is history! With just a few Craigslist ads, we've surpassed 3 million dollars in sales!

We've been delivering CV1s to happy customers since June 2018, and our customers are helping us sell even more! So many people want our ModVans CV1, but we can't build them fast enough to meet demand. Our growth is limited only by space and production capacity.

Product

(spoken over a product video that shows the features talked about)

Let's take a look at the ModVans CV1:

It's based on the Ford Transit, so it's easy to drive, park, and service

The popup top is integrated into the design of the van

There is safe, comfortable seating for 5 passengers

Second row seats can be installed facing forward or sideways- or can be removed to make room for additional modules or gear

Available 3rd row seating adds room for 2 more passengers

The CV1 is modular with removeable beds, cabinets and seats

There are two spacious, comfy beds, one upstairs and one downstairs

The kitchen area includes a stove, sink, cabinets, and fridge

The stereo features a 10" color touchscreen with GPS

There is a Centralized Control Panel

Appliances include a 2000 watt inverter, a furnace, and a rooftop AC

There is Led lighting throughout the cabin

In the rear is a Toilet with privacy curtain, and we offer an optional outdoor shower with curtain

New modules plus larger and smaller models are in our product roadmap

With a ModVans multipurpose vehicle, you have adventure on demand!

Growth Plans

ModVans needs funding to quickly increase production capacity and meet our goal of increasing sales to $10 million per year within the next 12 months.

Once we scale production of our successful CV1 line, we will develop new modules and new vehicle models.

Our long-term goal is to disrupt the combined market for class B RVs, SUVs, pickup trucks, and minivans.

Invest today by clicking the Invest Now button on our campaign page!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Control Number : 12013646

STATE OF GEORGIA

Secretary of State

Corporations Division
313 West Tower
2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CERTIFICATE OF RESTATED ARTICLES

I, **Brian P. Kemp**, the Secretary of State and the Corporation Commissioner of the State of Georgia, hereby certify under the seal of my office that

WEBTEZ, INC.

a Domestic Profit Corporation

has amended and filed duly restated articles on 10/30/2018 in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said restated articles.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on **11/01/2018**.

Brian P. Kemp
Secretary of State

Amended and Restated Articles of Incorporation for Georgia Profit Corporation

These Amended and Restated Articles of Incorporation supersede the existing Articles and all previous amendments and restatements.

Article 1: Name
The name of the corporation is WebTez, Inc.

Article 2: Address
The principal mailing address of the corporation is:

1275 Shiloh Rd, Ste 2130
Kennesaw, GA 30144

Article 3: Purpose
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under Georgia saw.

Article 4: Authorized Stock
The total number shares of stock which the corporation shall have authority issue is 2,500,000. The corporation is authorized to issue two classes of shares with par value of $.0001 per share as follows: 1,600,000 share of Class A Voting Common Stock and 900,000 shares of Class B Non-Voting Common Stock. Except as otherwise required by law, each outstanding share of Class A Voting Common Stock shall be entitled to one vote on each matter voted on at the shareholders' meetings, and, except as may otherwise be required by applicable law, each share of Class B Non-Voting Common Stock shall have no voting rights. Without limitation and for avoidance of any doubt, shares of Class B Non-Voting Common Stock are not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights, Class A Voting Common Stock and Class B Non-Voting Common Stock have identical rights and together are entitled to receive the net assets of the Company on dissolution. Shares of one class of common stock may be issued as a share dividend in respect to shares of the other class.

Article 5: Amendment of Bylaws
The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

Article 6: Vote by Ballot
Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

RECEIVED
SECRETARY OF STATE
INTAKE DIVISION

2018 OCT [illegible] PM 12: 36

Article 7: Director Liability

To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if Georgia law is hereafter amended to authorize the further elimination of limitation of the liability of a directory, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by Georgia law as so amended.

Article 8: Creditor and Stockholder Compromises

Whenever a compromise or arrangement is proposed between the corporation and its creditors or any class of them and/or between the corporation and its stockholders or any class of them, any court of equitable jurisdiction with the state of Georgia may, on the application in a summary way of the corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the corporation under the provisions of Georgia law or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Georgia law order a meeting of the creditors or class of creditors and/or of the stockholders or a class of stockholders of the corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors and/or on all the stockholders or class of stockholders of the corporation, as the case may be, and also on the corporation.

Certification

The Second Amended and Restated Articles contain amendments to the Articles of Incorporation requiring shareholder approval. The amendments were adopted by action taken effective September 29, 2018. The amendments were approved by the shareholders as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Total Number of Votes Cast For	Total Number of Votes Cast Against
Common Stock	1,000	1,000	1,000	0

IN WHITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation on the date set forth below:

WebTez, Inc., a Georgia corporation

[signature]

By: Peter J. Tezza II, President and CEO

Date:
October 13, 2018

WebTez, Inc.

Action by Unanimous Written Consent of the Board of Directors

October 13, 2018

The undersigned, being all of the members of the Board of Directors (the "Board") of WebTez, Inc., a Georgia corporation (the "Corporation"), hereby consent to their appointment as directors, and adopt and approve the following resolutions by unanimous written consent without a meeting.

1. Minute Book

RESOLVED, that the Corporation shall maintain as part of its corporate records a minute book, which shall include, but not be limited to, a record of its certificate of incorporation and amendments thereto, its bylaws and amendments thereto and minutes of all meetings and written consents of the stockholders, the Board and Board committees (the "Minute Book").

2. Amended and Restated Articles of Incorporation

WHEREAS, the original Articles of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Georgia on February 15, 2012.

NOW, THEREFORE, IT IS RESOLVED, that the Secretary of the Corporation is hereby directed to see that a certified copy of the Amended and Restated Articles of Incorporation for Georgia Profit Corporation, as filed with the Secretary of State of the State of Georgia, bearing the file stamp and certification of the Secretary of State, be inserted in the Minute Book.

3. Bylaws of the Corporation

WHEREAS, the original Bylaws of the Corporation was adopted October 1, 2017.

RESOLVED, that the Bylaws presented to the Board in the form attached hereto as Exhibit A (the "Bylaws") are adopted, confirmed and approved as the bylaws of the Corporation.

RESOLVED FURTHER, that the Secretary of the Corporation is authorized to execute a certificate of adoption of such Bylaws and to see that a true copy of the Bylaws, as so certified, is inserted into the Minute Book and that a copy is also kept at the Corporation's principal office for the transaction of business.

4. Location of Principal Executive Office

RESOLVED, that the initial location of the Corporation's principal executive office for the transaction of business shall be 1673 Donlon Street, Suite 202, Ventura, CA 93003.

5. Agent for Service of Process

RESOLVED, that the agent for service of process in the State of California shall be Peter J. Tezza II.

6. Election of Directors and Officers

RESOLVED, that each of the following: Peter J. Tezza II and Laura L. Tezza, is hereby elected a member of the Corporation's Board of Directors (the "Board") to serve, commencing upon effectiveness of this Action by Unanimous Written Consent of the Board of Directors, until his or her successor is duly elected or until his or her earlier resignation, death or removal from office.

RESOLVED, that the following persons are elected to the offices of the Corporation indicated opposite their respective names below, effective immediately to serve at the discretion of the Board:

Chief Executive Officer	Peter J. Tezza II
Chief Financial Officer	Laura L. Tezza
President	Peter J. Tezza II
Secretary	Laura L. Tezza

RESOLVED FURTHER, that for purposes of giving any reports or executing any documents requiring the signature of the "Treasurer", the Chief Financial Officer is also deemed the "Treasurer" of the Corporation.

7. Execution of Contracts

RESOLVED, that, except to the extent limited by the Board with respect to signing authority on the Corporation's bank accounts, each officer of the Corporation is authorized and empowered from time to time to enter into any contract or execute any instrument in the name, and on behalf, of the Corporation as may be necessary or desirable in order to carry out the ordinary, day-to-day business activities of the Corporation.

8. Qualification to Do Business in Other Jurisdictions

RESOLVED, that each of the officers of the Corporation is authorized to qualify the Corporation to transact business in any state, territory or dependency of the United States or in any foreign country in which such officer deems it necessary or expedient for the Corporation to do so from time to time and, in connection therewith, that each such officer is authorized to take or cause to be taken on behalf of the Corporation such actions as such officer may deem necessary or advisable and to execute and file all requisite or appropriate documents, including, but not limited to, applications, certificates, reports, consents and appointments of agents or attorneys for service of process; and the execution by any such officer of any such document or the doing by any such officer of any act in connection with the foregoing shall conclusively establish such officer's authority therefor from the Corporation and of the approval and ratification by the Corporation of the documents so executed and the action so taken.

9. Uncertificated Stock

RESOLVED, that the shares of the Corporation shall be uncertificated, provided that the Corporation may issue certificated shares for some or all of any or all classes or series of its stock if deemed advisable and in the best interests of the Corporation by the officers.

RESOLVED FURTHER, that the officers are authorized and directed to send a written notice to record owners of shares of uncertificated stock with such changes deemed necessary or advisable by the officers.

This consent may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts shall together constitute and the same document. This action by written consent is effective, and the resolutions herein are adopted, as of the date last signed below.

Date: October 13, 2018

Peter J. Tezza II, Director

Attachments: Exhibit A: Bylaws of the Corporation